Exhibit 99.1

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2025 AND INTERIM DIVIDEND DECLARATION

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Ghana, Peru, Chile and South Africa and one project in Canada.

JOHANNESBURG, 22 August 2025: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2025 of US$1,027m (US$1.15 per share). This compared with profit of US$389m (US$0.43 per share) for the six months ended 30 June 2024.

An interim dividend of 700 SA cents per share (gross)(H1 2024: 300 SA cents) is payable on 15 September 2025.

KEY STATISTICS

		United States Dollar				
		Quarter			Six months ended	
		June	March	June	June	June
Figures in millions unless otherwise stated		2025	2025	2024	2025	2024
Gold produced - attributable	oz (000)	585	551	454	1,136	918
Gold produced - managed	oz (000)	602	569	471	1,171	954
Gold sold - managed	oz (000)	559	567	492	1,126	961
Tonnes milled/treated	000	10,734	10,159	9,854	20,893	19,757
Revenue	US$/oz	3,281	2,900	2,337	3,089	2,211
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	60	57	53	59	52
AISC	US$/oz	1,739	1,625	1,751	1,682	1,745
Total AIC	US$/oz	2,054	1,861	2,008	1,957	2,060
Net debt	US$m	1,487	1,981	1,153	1,487	1,153
Net debt (excluding lease liabilities)	US$m	1,055	1,549	720	1,055	720
Net debt to adjusted EBITDA ratio		0.37	0.59	0.53	0.37	0.53
Adjusted free cash flow	US$m				951.7	(57.8)
Profit attributable to owners of the parent	US$m				1,026.7	389.0
Profit per share attributable to owners of the parent	US c.p.s.				115	43
Headline earnings attributable to owners of the parent	US$m				1,027.3	320.7
Headline earnings per share attributable to owners of the parent	US c.p.s.				115	36
Normalised profit attributable to owners of the parent	US$m				998.2	355.2
Normalised profit per share attributable to owners of the parent	US c.p.s.				112	40

At 30 June 2025, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%) and Gruyere JV (50%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 3% of Group production.

AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices. Figures may not add as they are rounded independently. Cash dividend In line with the Company's dividend policy, the Board has approved and declared an interim dividend number 102 of 700 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2025. The interim dividend will be subject to the dividend withholding tax of 20% (twenty per cent). In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: - The dividend has been declared out of income reserves; - The gross local dividend amount is 700 SA cents per ordinary share for shareholders exempt from dividends tax; - The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend; - The net local dividend amount is 560 SA cents per ordinary share for shareholders liable to pay the dividends tax; - Gold Fields currently has 895,024,247 ordinary shares in issue; and - Gold Fields' income tax number is 9160035607. Shareholders are advised of the following dates in respect of the interim dividend: - Interim dividend number 102: 700 SA cents per share; - Declaration date: Friday, 22 August 2025; - Last date to trade cum-dividend: Tuesday, 09 September 2025; - Sterling and US Dollar conversion date: Wednesday, 10 September 2025; - Shares commence trading ex-dividend: Wednesday, 10 September 2025; - Record date: Friday, 12 September 2025; and - Payment of dividend: Monday, 15 September 2025. Share certificates may not be dematerialised or rematerialised between Wednesday, 10 September 2025 and Friday, 12 September 2025, both dates inclusive. This short-form announcement is the responsibility of the directors and is only a summary of the information contained in the unaudited consolidated interim financial statements for the six months ended 30 June 2025 ("full results"). The full results can be found on the company's website at www.goldfields.com and on the JSE cloudlink at "https://url.za.m.mimecastprotect.com/s/8xoGCQ1LjocLnB7XUrtjsGLP6y?domain=senspdf.jse.co.za" https://senspdf.jse.co.za/documents/2025/jse/isse/GFIE/HY25Result.pdf Any investment decision should be based on the full results announcement available on the JSE cloudlink and on the company's website. The condensed consolidated financial statements of Gold Fields for the six months ended 30 June 2025 have not been reviewed or reported on by the Company's auditor, PricewaterhouseCoopers Inc. By order of the board YGH Suleman (Chair) 22 August 2025 Executive Directors: YGH Suleman+ (Chair) MJ Fraser$ (Chief Executive Officer) AT Dall$ (Chief Financial Officer) A Andani#+ ZBM Bassa+ MC Bitar@+ TP Goodlace+ SL McCrae^^+ JF MacKenzie*+ JE McGill^+ MI Rawlinson*+ PG Sibiya+ CAT Smit+ South African unless stated, ^Australian *British @Chilean #Ghanaian ^^Canadian +Independent Director $Non-independent Director

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Company secretary: A.Weststrate Transfer secretaries: Computershare Investor Services (Proprietary) Limited www.goldfields.com